Exhibit 99.2
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto to receive total proceeds of at least US$741 million in connection with Cloud Peak Energy Inc’s initial public offering
20 November 2009
Rio Tinto will receive total proceeds of at least US$741 million in connection with Cloud Peak Energy Inc’s initial public offering and related transactions. This includes proceeds of at least US$434 million from the sale of part of Rio Tinto’s interest in Cloud Peak Energy Resources LLC (CPER) in connection with Cloud Peak Energy Inc’s initial public offering (IPO) of common stock and a cash distribution by CPER of US$307 million from the proceeds of its debt offering of US$600 million. Rio Tinto expects to retain an interest in CPER of up to 48 per cent. The transactions are expected to close on Wednesday, 25 November 2009.
“The successful pricing of Cloud Peak Energy Inc’s debt offering and its fully subscribed IPO has proved that the IPO route was the best option for divesting these assets,” said Guy Elliott, chief financial officer, Rio Tinto. “Including the sale of Jacobs Ranch, we will realise proceeds of at least US$1.5 billion before tax for assets that were previously part of Rio Tinto Energy America, while retaining a substantial interest in Cloud Peak Energy Resources LLC. We continue to make strong progress with our divestment programme, realising considerable value for shareholders.”
Since February 2008, Rio Tinto has announced asset sales of US$8.3 billion, including the sale of its ownership interest in CPER. In addition, Rio Tinto received a binding offer from Amcor in August 2009 of US$2.025 billion for Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions.
During 2008, Rio Tinto completed divestments totalling US$3.1 billion. During 2009, Rio Tinto has agreed asset sales of US$5.2 billion. These transactions include Ningxia (aluminium), Potasio Rio Colorado (potash), Corumbá (iron ore), Jacobs Ranch (coal), Alcan Packaging Food Americas, the Cable and Composites divisions of Alcan Engineered Products, Maules Creek (Coal & Allied) and the proceeds in connection with Cloud Peak Energy Inc’s IPO.
The offering of Cloud Peak Energy Inc common stock will be made only by means of a prospectus, copies of which may be obtained from Credit Suisse Securities (USA) LLC at One Madison Avenue 1B, New York, New York 10010, Attention: Prospectus Department or by calling (800) 221-1037, from Morgan Stanley & Co Incorporated at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department of by calling (866) 718 1649 or my emailing: prospectus@morganstanley.com, or from RBC Capital Markets Corporation at Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate or by calling (212) 428-6670.
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A registration statement relating to Cloud Peak Energy Inc’s common stock has been declared effective by the Securities and Exchange Commission. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The senior notes of Cloud Peak Energy Resources LLC have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration under or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Cloud Peak Energy
Cloud Peak Energy Inc (NYSE: CLD) is headquartered in Wyoming and is the third largest coal producer in the United States. As one of the safest coal producers in the nation, Cloud Peak Energy Inc. specializes in the production of low sulphur, sub-bituminous coal. The company owns and operates three surface coal mines in the Powder River Basin, the lowest cost coal producing region in the nation among major coal producing regions. The Antelope Mine and Cordero Rojo Mine are located in Wyoming, and Spring Creek Mine is located near Decker, Montana.
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For further information, please contact:
Media Relations, London
Nick Cobban
Office: +44 (0) 20 7781 1138
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Christina Mills
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Media Relations, Americas
Tony Shaffer
Office: +61 (0) 3 9283 3612
Mobile: +1 202 256 3667
Investor Relations, London
Mark Shannon
Office: +44 (0) 20 7781 1178
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David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978
Investor Relations, North America
Jason Combes
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Mobile: +1 (0) 801 558 2645
Media Relations, Australia
Tony Shaffer
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Mobile: +1 202 256 3667

David Luff
Office: +61 (0) 3 9283 3620
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Media Relations, Canada
Stefano Bertolli
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Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Simon Ellinor
Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 439 102 811
Email: questions@riotinto.com
Website: www.riotinto.com

High resolution photographs available at: http://www.riotinto.com/media/photolibrary.asp